Exhibit 99.1

Cenovus to help address Indigenous housing crisis in northern Alberta

Project aims to provide about 200 new homes as well as jobs and training opportunities

Calgary, Alberta (January 30, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today launched a major initiative aimed at addressing one of the most pressing issues facing Indigenous communities in Canada – the lack of adequate housing that is forcing many families to live in overcrowded and unsafe conditions. Cenovus is committing $10 million per year for five years to build much-needed new homes in six First Nations and Métis communities closest to its oil sands operations in northern Alberta, with the potential to extend the project to 10 years. The company sees this initiative as an important way to contribute to reconciliation with Indigenous peoples.

“Investing in Indigenous communities near our operations and ensuring they share in the benefits of resource development has always been part of how we do business. Today, we see an opportunity to step up and do more,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “We can’t solve the Indigenous housing crisis by ourselves, but through this initiative, we have the opportunity to significantly improve the lives of many families currently living in overcrowded and unsafe conditions.”

Developed as part of Cenovus’s recent 10th anniversary celebration, the housing initiative is the single largest community investment in the company’s history. It’s a testament to the strong positive relationships Cenovus has built over many years working with Indigenous communities near its Christina Lake and Foster Creek oil sands projects. Cenovus has met with leaders from Beaver Lake Cree Nation, Chard Métis (Local 218), Chipewyan Prairie Dene First Nation, Cold Lake First Nations, Conklin Métis (Local 193) and Heart Lake First Nation to begin planning the implementation of the housing program starting this year.

Cenovus plans to work with leaders from the six communities to determine the most effective ways of delivering new homes based on the specific needs of each community. It’s anticipated the communities will be able to build about 200 new houses in total over five years. Cenovus will also work with the communities to develop training programs, so that local residents can participate in the building and maintenance of the new homes. This will potentially create valuable education and employment opportunities for them in the long term. Depending on the success of the initiative, including meeting Cenovus’s performance expectations, the company may consider extending the program to 10 years with a total investment amount of $100 million.

“In addition to creating training and employment opportunities and funding the construction of new houses, Cenovus will also work with communities to raise awareness about the Indigenous housing shortage and help advocate for solutions,” said Pourbaix. “Communities have done an admirable job in managing their housing with limited resources. But this is a complex issue that will require new ideas and collaboration among many stakeholders. We hope to inspire other companies, governments and organizations to get involved.”

Separately, Cenovus has engaged its Indigenous Inclusion Advisory Committee, created in 2017 and comprised of senior leaders from various company functions, to help increase

Indigenous inclusion in the company’s business. Since its inception in 2009, Cenovus has signed nine long-term benefits agreements with Indigenous communities near its oil sands operations and spent almost $3 billion with Indigenous owned and operated businesses. On January 9, 2020, Cenovus announced ambitious new targets in four environmental, social and governance (ESG) focus areas, including Indigenous engagement, climate & greenhouse gas emissions, land & wildlife, and water stewardship. A significant element of the Indigenous engagement ESG target commits Cenovus to spend at least an additional $1.5 billion with Indigenous businesses through 2030. Cenovus also continues to provide scholarships to Indigenous youth who are pursuing a full-time degree, diploma or certified trade program. More than 190 scholarships have been awarded since the Indigenous scholarship program started in 2013.

Shirley Paradis, Councillor, Beaver Lake Cree Nation

“Beaver Lake Cree Nation has always had housing issues. We’re at a capacity where we are trying to keep up with families’ needs. The most crucial thing is understanding that we have help now. Cenovus is stepping forward and saying: ‘We’re here to help, how do we help your community?’ There is going to be a sigh of relief for us.”

Justin Herman, CEO, Chard Métis (Local 218)

“What I am taking away from Cenovus’s announcement about the new housing initiative – it’s absolutely amazing and groundbreaking, and I hope it sets a precedent for the rest of the industry to follow the lead of Cenovus. We are excited and honoured to be part of this housing initiative.”

Vern Janvier, Chief, Chipewyan Prairie Dene First Nation

“We’re getting to the point where we have two families living in one house, and in some cases three. On top of the houses that are in disrepair, we have demand for another 50 houses. That’s how it builds up on us. And that’s just our reserve.”

Roger Marten, Chief, Cold Lake First Nations

“We have about 3,000 band members and only 300 homes. So, the crisis is always there and is always ongoing. The relationship has always been a great one with Cenovus; they have always listened and try to do the best they can to help us along the way.”

Val Quintal, Board member, Conklin Resource Development Advisory Committee, representing Conklin Métis (Local 193)

“Housing is a critical need for Conklin, and we are so pleased that Cenovus has come forward to help our community address this issue.”

Curtis Monias, Chief, Heart Lake First Nation

“I am really excited for Heart Lake. I look forward to working with all the surrounding communities, with industry, and I’m excited to build homes back home for my people.”

For more information about Cenovus’s Indigenous housing initiative, watch this video.

ADVISORY

Forward-looking Information

This document contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “aim”, “anticipate”, “commit”, “opportunity”, “plan”, “potential”, “target”, “will” or similar words or expressions and includes suggestions of future outcomes, including statements about:

Cenovus’s commitment of $10 million per year for five years to build new houses in Indigenous communities; the potential to extend the project to 10 years with a total investment amount of $100 million; the potential impact of the housing project, and Cenovus's plans and expectations regarding the housing project; Cenovus's plans with respect to continued Indigenous engagement, including its target to spend at least an additional $1.5 billion with Indigenous owned or operated businesses over the next 10 years and the expected benefits to neighbouring communities; and the opportunities related to setting and achieving targets, commitments and ambitions for ESG focus areas.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include the following: commodity prices; demand levels for oil, natural gas, gasoline, diesel and other energy sources; the availability of transportation for our products; certain levels of future energy use and consumption of oil and gas; cost reductions and sustainability improvements position us for resiliency at bottom of the cycle commodity prices of about US$45/bbl West Texas Intermediate and C$44/bbl Western Canadian Select; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the receipt, in a timely manner, of regulatory and partner approvals, as applicable; Cenovus's ability to generate sufficient cash flow to meet current and future obligations; the availability and cost of labour and services; Cenovus's ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; the availability of Indigenous owned or operated businesses; Cenovus's ability to access sufficient capital to pursue sustainability and development plans; assumptions disclosed in Cenovus’s current guidance, available at cenovus.com; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and other assumptions regarding commodity prices; market competition, including from alternative energy sources; potential failure of products to achieve or maintain market acceptance; risks associated with fossil fuel industry reputation and litigation related thereto; changes in general economic, market and business conditions; the effectiveness of Cenovus's risk management program; Cenovus's ability to develop, access or implement some or all of the technology necessary to efficiently and effectively achieve expected future results, including on a commercial scale; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; increasing stakeholder consideration of ESG factors and risks, including among credit rating agencies, lenders and investors, which may impact Cenovus's ability to access capital required to finance growth and sustaining capital expenditures; the inability to receive necessary regulatory approvals in a timely manner; maintenance of key relationships with government and other regulatory bodies; availability of, and our ability to attract and retain, critical talent; our possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; risks associated with climate change and our assumptions relating thereto; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; and the political and economic conditions in the countries in which we operate or supply.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s Management’s Discussion and Analysis for the year ended December 31, 2018 and its MD&A for the period ended September 30, 2019 as well as its Annual Information Form and Form 40-F for the year ended December 31, 2018 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Relations Sonja Franklin Senior Media Advisor 403-766-7264 Media Relations general line 403-766-7751

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